ENVVENO MEDICAL CORPORATION

70 Doppler

Irvine, California 92618

November 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	enVVeno Medical Corporation
Registration Statement on Form S-3
Filed October 26, 2023
File No. 333-275187

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, enVVeno Medical Corporation, hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Friday, November 3, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Robert Berman
Robert Berman
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP